NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andrew M. Tucker, Esq. andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2987 F: 202.689.2860 nelsonmullins.com

November 3, 2023

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Kristin Lochhead, Brian Cascio, Jessica Ansart, Katherine Bagley

Re:	OceanTech Acquisitions I Corp.

Registration Statement on Amendment No. 1 to Form S-4

Filed September 13, 2023
File No. 333-273186

Dear All:

On behalf of OceanTech Acquisitions I Corp., a Delaware corporation (the “Company” or “OTEC”), we are transmitting this letter in response to the comments received by the Company on October 11, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Form S-4 filed on July 10, 2023 and amended on September 13, 2023 (collectively, the “S-4”) relating to the Agreement and Plan of Merger dated as of May 2, 2023, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of July 7, 2023 (collectively, the “Agreement and Plan of Merger” or “Merger Agreement”), by and among OTEC, Regentis Biomaterials Ltd, a company organized under the laws of the State of Israel (“Regentis”) and R.B. Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of OTEC (the “Merger Sub”). This letter is being submitted together with an amendment to the S-4 (the “Revised S-4”) to address comments received by the Company from the Commission.

Amendment No. 1 to Registration Statement on Form S-4 filed September 13, 2023

Questions and Answers about the Business Combination and the Special Meeting

Q: What percentage of the Post-Closing Company will be owned by OTEC stockholders who elect not to redeem their shares?, page 23

1.	We note your response to comment 3 and reissue the comment in part. Please revise your second table to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders on a fully diluted basis. In addition, we note your disclosure that the calculation of “Total Equity Value Post-Redemptions” used the OTEC common stock closing price of $11.13 per share. Please amend your disclosure to clarify how you calculated “Total Equity Value,” given that the total equity value should represent the value of the post-business combination company. Also, in an appropriate place in your filing, revise to discuss the key differences between the calculation of the pro forma equity valuation of $133,874,841 and the total equity value post-redemption for the post-closing company of $130,709,373, disclosed here and on page 38. Make conforming changes, as applicable, to your discussion of the calculation of Total Equity Value Post-Redemptions in your pro forma disclosures, including a discussion of how you arrived at this valuation and relevant assumptions.

Response: The Company respectfully advises the Staff that the Additional Dilution Sources table (the second table) has been revised to include two additional rows listing the total fully diluted shares and the fully diluted value per share each place this table is referenced, on pages 23, 30, 38, 87, 126, 150 and 240 of the Revised S-4. The “total equity value” has been clarified each place the Share Ownership table is referenced, on pages 23, 29, 38, 87, 125, 150 and 239 of the Revised S-4 and updated to reflect the closing price as of October 30, 2023. Pages 37 and 128 of the Revised S-4 have been updated to reference the correct number, which subsequently also reflects the change in price from $11.13 to $11.02 (from $133,874,841 to $133,491,873), forgoing the need to discuss differences and other changes.

2.	We note your response to comment 5 and reissue the comment in part. Please also clearly disclose the ownership percentages of the OTEC Public Stockholders and Regentis Stockholders on a fully diluted basis for each of the redemption scenarios disclosed in the second table on page 23.

Response: The Company has updated the Additional Dilution Sources (the second table) in each place this table is referenced, on pages 23, 30, 38, 87, 126, 150 and 240 of the Revised S-4.

Q: What interests do the Sponsor and the current officers and directors of OTEC have in the Business Combination?, page 27

3.	We note your response to comment 8 and reissue the comment. Please revise your disclosure to clarify how the Board considered these conflicts in negotiating and recommending the business combination.

Response: The Company respectfully advises the Staff that the Company has included the factors considered by the OTEC board of directors in negotiating the Business Combination, and has clarified on page 31 that the board of directors determined that the benefits outweighed the negative factors, and that the Business Combination contemplated was advisable, fair to and in the best interests of OTEC and its stockholders. With respect to the board’s recommendation of the Business Combination, the Company has added additional disclosure after each recommendation, on pages 4, 152, 155, 159, 160, 166, 167 and 168 of the Revised S-4.

Proposal One - The Business Combination Proposal
Background to the Business Combination, page 129

4.	We note your response to comment 16 and your revised disclosure on page 133 and we reissue the comment. In this regard, we note that the Background section as written continues to discuss in general terms the topical areas discussed by the parties during the four months of negotiations and some of the final terms they mutually agreed upon, but does so without describing how those terms evolved during the course of the negotiations. Please revise the Background section to provide additional detail describing the negotiations concerning key aspects of the business combination and related transactions, including, without limitation, the scope and valuation of Regentis’ business, including as negotiated through the three rounds of discussions between the parties; the merger consideration and the structure of the transaction, including the negotiation of ancillary agreements such as the Sponsor Support Agreement, pursuant to which the Sponsor has a contingent right to receive the Earnout Shares; the negotiation and marketing processes for any PIPE transaction; and negotiations related to the minimum cash condition. Your disclosure should describe each proposal (preliminary or otherwise) and counterproposal concerning material transaction terms made between February 4, 2023 and May 2, 2023, the identity of the proposing party, the relevant positions of each party, and how the parties arrived on final terms.

Response: The Company has added additional detail on pages 132 and 133 of the Revised S-4 in response to the Staff’s comment. The Company respectfully advises the Staff that the nature of negotiations involved fluid discussions regarding the needs of each party to be able to close a business combination within an acceptable time period for each party, and the Company has revised its disclosure to provide a comprehensive summary of the key aspects of the negotiations. With respect to the Staff’s comment regarding the negotiation and marketing processes for any PIPE transaction, the Company respectfully notes that it is in discussions regarding various potential financing alternatives, including with existing investors to utilize Sponsor’s shares in order to obtain non-redemption agreements, and with new investors for promissory notes or equity investments going forward. The Company will disclose the terms of any financing once the terms are finalized.

5.	We note your response to comment 17 and reissue the comment in part. Please clearly identify the targets to which you delivered, and also those with which you executed, non-binding offers. In your disclosure, identify to which of companies A through P you delivered non-binding offers. Furthermore, you disclose that you executed four NBOs, including an NBO executed by OTEC and Majic Wheels. Please revise to clearly state when and with whom the other NBOs were executed and for each executed NBO, please ensure you discuss the due diligence that was conducted, including whether potential targets submitted information about products or product candidates, financial statements, etc. and explain the reason why you did not pursue business combinations with each.

Response: The Company respectfully advises the Staff that additional information has been provided on page 132 of the Revised S-4 regarding the diligence conducted by the Company and the reasons the Company determined not to pursue those business combinations.

6.	We note your response to comment 20 and reissue the comment in part. Please revise your disclosure here to discuss how the Initial Sponsor and the Sponsor were introduced, any negotiations that took place concerning material terms of the sale, including the aggregate consideration of $1.00, and the board’s reasons for which it approved the sale. Please also file the Purchase Agreement as an exhibit, or, in the alternative, please tell us why you believe that you are not required to file the agreement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that additional disclosure has been included and the existing disclosure revised on page 133 of the Revised S-4. The Company also notes that the Sponsor agreed to assume certain obligations of Initial Sponsor and acquire the OTEC Class B Common Stock of Initial Sponsor upon the terms described in items (i) through (iv) on page 133, which collectively constitute the consideration paid or to be paid in connection with the transactions between the Initial Sponsor and the Sponsor. The Company respectfully advises the Staff that the Company has already filed the Purchase Agreement as Exhibit 10.10 to the S-4.

7.	We note your response to comment 24 and your revised disclosure on page 132. Please revise to provide the Board’s basis for its determination that Maxim’s role in Business Combination was not material with regard to conflict of interest.

Response: The Company respectfully advises the Staff that the additional disclosure has been included on page 132 of the Revised S-4.

8.	We note your disclosure that the Board received an initial draft of the fairness opinion on April 28, 2023. Given this timing, please clarify what the parties were discussing on April 19, 2023 regarding the initial draft of the fairness opinion.

Response: The Company respectfully advises the Staff that the referenced disclosure has been revised on page 133 of the Revised S-4.

Unaudited Prospective Financial Information of Regentis, page 138

9.	We note your response to comment 25 and your revisions throughout this section, including that your table summarizes the “material elements of the projections provided by management of Regentis to OTEC.” Please revise to provide the complete projections that were provided to OTEC including all elements of the projections.

Response: The Company respectfully advises the Staff that footnote (1) has been added on page 140 of the Revised S-4 to address the Staff’s comment. Additionally, as discussed with Regentis’ counsel, the parties believe that the line items disclosed in the projections on page 140 of the Revised S-4 are the line items that are material to investors and that were considered by the Company’s board of directors in its evaluation of the Business Combination with Regentis, and that any further incremental financial data used to arrive at the disclosed line items may be competitively harmful if disclosed.

10.	We note your response to comment 26 and your revised disclosure on pages 138-140. Please revise to also disclose any specific assumptions related to material macroeconomic factors, such as low interest rates, and to state whether specific market and industry conditions were assumed, such as whether the assumptions include the possibility of new market entrants and meaningful competition within the target markets and industries.

Response: The Company respectfully advises the Staff that page 140 of the Revised S-4 has been updated to address the Staff’s comment.

Opinion of the Mentor Group, Inc., page 142

11.	We note your revised disclosure and response to comment 27 and reissue the comment in part. Please revise your disclosure to address the following with respect to Mentor’s methodology and calculations:

●	Please clearly define debt-free cash flow as used here by Mentor and discuss how it was calculated using the forecasts provided by Regentis.

Response: The Company respectfully advises the Staff that additional disclosure has been included on page 145 of the Revised S-4.

●	We note the letter provided by Mentor including the companies reviewed by Mentor and the business of those companies. Please revise your disclosure to provide additional detail describing how Mentor selected the relevant transactions, including the criteria on which it determined to include those transactions in its analysis. Please also clarify what the “certain respects” of these companies’ operations are that Mentor considered similar to those of Regentis.

Response: The Company respectfully advises the Staff that additional disclosure has been included on page 146 of the Revised S-4.

●	With respect to the additional detail you have provided regarding Mentor’s regression analyses of MVIC versus revenue, please revise your disclosure to include this discussion.

Response: The Company respectfully advises the Staff that additional disclosure has been included on page 146 of the Revised S-4.

OTEC’s Business

Corporate Opportunities, page 189

12.	We note your response to comment 9 and revised disclosure here. Please also revise your Risk Factors and your discussion of your director’s and officer’s interests in the business combination to address the potential risk to shareholders arising from your charter’s waiver of the corporate opportunities doctrine.

Response: The Company respectfully advises the Staff that an additional risk factor has been included on page 85 of the Revised S-4.

Regentis’ Business, page 199

13.	We note your response to comment 30 and that you have filed these documents as exhibits 10.14, 10.15, and 10.16. We also note that Exhibit E to Exhibit 10.14, which appears to be the Supply Agreement, as well as Exhibit A to Exhibit 10.15, which appears to be the Quality Agreement, are not included with the exhibits. Additionally, Exhibits 10.14 and 10.15 do not appear to be executed versions of these agreements. Please refile executed versions of these agreements including all exhibits to the agreements. We also note that the Data Agreement with TiGenix NV filed as Exhibit 10.16 is not in a text-searchable format. Please ensure each exhibit is in the proper text-searchable format. See Rule 301 of Regulation S-T.

Response: The Company respectfully advises the Staff that Exhibit E to Exhibit 10.14 has been added to the previously filed Exhibit 10.14 and refiled with the Revised S-4. Exhibit A to Exhibit 10.15 has been added to the previously filed Exhibit 10.15, the signatures have been conformed and this exhibit has been refiled. Exhibit 10.16 has been refiled and replaces the scanned version previously filed.

OTEC Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 220

14.	We note your response to comment 31. We also note your disclosure on page 11 that such extension payment would be a “deposit by the Sponsor or its designees into the Trust Account.” Please revise your disclosure to clarify that the Company, as designee of the Sponsor, deposited the funds into the Trust Account, and clearly state, as you do in your response, that the Sponsor funded the extension payments.

Response: The Company respectfully advises the Staff that this comment has been addressed on pages 187-188 and 221-222 of the Revised S-4.

Underwriting Agreement and Amendment, page 224

15.	We note your response to comment 33 and reissue the comment in part. Please amend your filing to describe the “certain issues and concerns that have arisen between Maxim and the Company.”

Response: The Company respectfully advises the Staff that additional context has been provided on page 224 of the Revised S-4, and the amendment to the underwriting agreement was previously filed as Exhibit 1.2 to the S-4.

Regentis Executive Compensation

Engagement Agreements with Executive Officer , page 234

16.	We note your response to comment 38 and that you have filed engagement agreements as Exhibits 10.17, 10.18 and 10.19. We further note that Exhibit 10.17 refers to the disclosure regarding the Executive Chairman Compensation Arrangement on page 255. We also note that the agreements with Shimony and Mr. Noam Band are not executed versions of these agreements. Finally, it does not appear that you have filed as an exhibit an engagement agreement with Dr. Eli Hazum. Please file executed versions of your engagement agreements with Dr. Ehud Geller, Dr. Eli Hazum, Shimony and Mr. Noam Band or, in the alternative, please tell us why you believe that you are not required to file the agreements. See Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that the Company has re-filed Exhibits 10.18 and 10.19 with the conformed signatures included, has filed a new Exhibit 10.20, and has revised its disclosure on page 234 of the Revised S-4 to clarify that there is no written engagement agreement with Dr. Ehud Geller, in response to the Staff’s comment. The Company further notes that, given the anticipated compensation for the Executive Chairman of the Post-Closing Company was approved by the Regentis board of directors and is expected to be approved by the Post-Closing Company board of directors but is not otherwise embodied in a formal written document at this time, the Company has incorporated the written description of such arrangement by reference to the section entitled “Executive Chairman Compensation Arrangement,” in accordance with Item 601(b)(10)(iii)(A) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Statements, page 237

17.	Revise to highlight in the introduction to the pro forma financial information that as currently presented in the amended Form S-4, the Transactions would not close under each scenario, as indicated in your response to prior comment 40.

Response: The Company respectfully advises the Staff that this additional disclosure has been included on page 238 of the Revised S-4.

18.	Please tell us where the adjustment for footnote 22 is included in the pro forma financial statements. If there is no adjustment, consider including this disclosure as a note rather than as a footnote to the pro forma financial information.

Response: The Company respectfully advises the Staff that the disclosure in footnote 22 has been moved to page 242 of the Revised S-4 to address the Staff’s comment.

Material U.S. Federal Income Tax Considerations, page 261

19.	We note your revised disclosure here as well as the tax opinion filed as Exhibit 8.1. We further note that the opinion of counsel with respect to the tax treatment of redeeming shareholders “will depend on whether the redemption qualifies as a sale of stock under Section 302 of the Code.” Because the opinion appears to be subject to uncertainty, please revise to (1) provide an opinion that reflects the degree of uncertainty (e.g., “should” or “more likely than not”) and explains the facts or circumstances giving rise to the uncertainty, and (2) provide disclosure of the possible alternative tax consequences including risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, please refer to Section III.B.4. of Staff Legal Bulletin No. 19.

Response: The Company respectfully advises the Staff that Exhibit 8.1 has been revised to address these comments upon referencing Section III.C.4. of Staff Legal Bulletin No. 19 (which appears to align with the comment above and whereas Section III.B. of Staff Legal Bulletin No. 19 appears to end at III.B.2.) and refiled such exhibit. Exhibit 8.1 references the disclosure listing the factual uncertainties presented in the S-4 as it is a short-form opinion in accordance with Section III.B.2.

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker, Esq.

CC:	Suren Ajjarapu, Chief Executive Officer and Chairman of the Company

(sa@oceantechspac.com)

Frank Knuettel II, Chief Financial Officer of the Company

(fk@oceantechspac.com)

Rebekah McCorvey, Esq., Nelson Mullins Riley & Scarborough LLP

(rebekah.mccorvey@nelsonmullins.com)

Tiffany Weatherholtz, Esq., Nelson Mullins Riley & Scarborough LLP

(tiffany.weatherholtz@nelsonmullins.com)

Jon Anderson, Esq., Nelson Mullins Riley & Scarborough LLP

(jon.anderson@nelsonmullins.com)

Enclosures